FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 7, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: March 8, 2011

Exhibit 99.1

Global Education Announces Fourth Quarter

and Fiscal Year 2010 Financial Results

4Q 2010 Net Revenues Increased 43.6% Year-Over-Year

4Q 2010 Non-GAAP Net Income Increased 36.8% Year-Over-Year

FY10 Net Revenues Increased 40.4% Year-Over-Year

FY10 Non-GAAP Net Income Increased 20.7% Year-Over-Year

BEIJING, March 7, 2011 – Global Education & Technology Group Ltd. (NASDAQ: GEDU) (“Global Education” or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in China, today announced unaudited financial results for the fourth quarter and fiscal year of 2010.

Fourth Quarter 2010 Financial Summary

•	Total net revenues increased 43.6% year-over-year to RMB85.0 million ($12.9 million1) from RMB59.2 million in the fourth quarter of 2009.

•

Non-GAAP operating income, excluding share-based compensation of RMB4.6 million ($0.7 million), increased 10.2% year-over-year to RMB9.7 million ($1.5 million) from RMB8.8 million in the fourth quarter of 2009. GAAP operating income (including share-based compensation) decreased 38.6% year-over-year to RMB5.1 million ($0.8 million) from RMB8.3 million in the fourth quarter of 2009.

•

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 36.8% year-over-year to RMB11.9 million ($1.8 million) from RMB8.7 million in the fourth quarter of 2009. GAAP net income, including share-based compensation and fair value change in contingent consideration payable attributable to Global Education, decreased 9.8% year-over-year to RMB7.4 million ($1.1 million) from RMB8.2 million in the fourth quarter of 2009.

•	Total course enrollments increased 40.2% year-over-year to 133,129.

•	Total number of learning centers increased to 351, covering 119 cities as of December 31, 2010, up from 317 as of September 30, 2010.

•	Total number of directly-owned-and-operated learning centers increased by five to 82 as of December 31, 2010 from September 30, 2010.

Fiscal Year 2010 Financial Summary

•	Total net revenues increased 40.4% year-over-year to RMB345.6 million ($52.4 million) from RMB246.2 million in fiscal year 2009.

•

Non-GAAP operating income, excluding share-based compensation, increased 31.7% year-over-year to RMB68.6 million ($10.4 million) from RMB52.1 million in fiscal year 2009. Operating income increased 18.9% year-over-year to RMB60.3 million ($9.1 million) from RMB50.7 million in fiscal year 2009.

•

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 20.7% year-over-year to RMB68.8 million ($10.4 million) from RMB57.0 million in the fiscal year 2009. GAAP net income increased 1.8% year-over-year to RMB56.6 million ($8.6 million) from RMB55.6 million in fiscal year 2009.

•	Total course enrollments for the year of 2010 were 770,669, representing a 20.4% increase compared to 640,243 for the year of 2009.

•	Total number of learning centers increased to 351, covering 119 cities as of December 31, 2010, up from 241 as of December 31, 2009.

Mr. David Yongqi Zhang, Founder and Chief Executive Officer of Global Education, commented, “In the fourth quarter of 2010, we achieved rapid revenue growth, continued with our nationwide construction of new learning centers, and broadened our pre-school education offerings. More and more students and parents rank studying abroad as their highest aspiration, and boosted by the appreciation of the RMB, there was a substantial increase in the number of applicants to study in the UK and US. The year 2011 opens a new decade for Global Education, as we march towards “1,000 Learning Centers in 10 Years”, with a focus on early education, after-school tutoring, primary and secondary schools training, test preparation related training and vocational education, for all ages between four and forty.”

Ms. Hannah Lee, Vice President & Chief Financial Officer of Global Education, stated, “We are pleased with the strong 43.6% year-over-year revenue growth in the fourth quarter, which exceeded our previously stated guidance. During the quarter, we continued to add new learning centers in kids science and after-school tutoring in both Beijing and Shanghai. In 2011, we will continue to execute our multi-pronged expansion plan by further penetrating the test preparation segment and by rapidly expanding in the kids-related training segment.”

Fourth Quarter 2010 Financial Performance

Fourth quarter 2010 net revenues increased 43.6% year-over-year to RMB85.0 million ($12.9 million) from RMB59.2 million in the same period of 2009. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 39.6% to RMB76.8 million ($11.6 million) in the fourth quarter of 2010 compared to RMB55.0 million in the fourth quarter of 2009, driven primarily by 16.2% increase in test preparation course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 95.2% to RMB8.2 million ($1.2 million) in the fourth quarter of 2010, compared to RMB4.2 million in the prior year period, driven primarily by increased fees and commissions earned in relation to our study abroad consulting services.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 47.4% to RMB37.3 million ($5.7 million) in the fourth quarter of 2010 compared to RMB25.3 million in the same period of 2009, primarily due to larger teaching faculty and increased costs related to the expansion of the Company’s network of directly operated learning centers. As a result, cost of revenues represented 43.9% of net revenues in the fourth quarter of 2010, up from 42.7% of net revenues in the same period of 2009.

Selling and marketing expenses increased 55.4% to RMB27.5 million ($4.2 million) in the fourth quarter of 2010 compared to RMB17.7 million in the same period in 2009, reflecting an increase in expenses relating to salaries and benefits (including share-based compensation of RMB1.4 million) of sales and marketing personnel and commission to sales agents. Selling and marketing expenses represented 32.4% of net revenues, an increase from 29.9% in the same period of 2009, mainly due to increased sales and marketing related headcount and higher share-based compensation expenses relating to performance-based options.

General and administrative expenses increased 88.8% to RMB15.1 million ($2.3 million) in the fourth quarter of 2010 compared to RMB8.0 million in the same period of 2009 mainly due to significantly higher share-based compensation expenses of RMB3.0 million mainly related to performance-based options linked to the Company’s IPO in the quarter and operational performance in 2010, increased professional fees, and performance-based incentive payments. General and administrative expense increased as a percentage of net revenues from 13.5% in the fourth quarter of 2009 to 17.8% in the fourth quarter of 2010, as a result of the significant increase of non-cash share-based compensation expenses as described above.

Operating income decreased 38.6% to RMB5.1 million ($0.8 million) in the fourth quarter of 2010, from RMB8.3 million in the same period of 2009, mainly due to higher non-cash share-based compensation expenses of RMB4.6 million ($0.7 million) in the fourth quarter of 2010 compared to RMB0.5 million in the same quarter in the previous year. Operating margin for the fourth quarter of 2010 was 6.0%, compared to 14.0% in the same period of last year. The decrease in the Company’s operating margin was again mainly due to increased share-based compensation expenses and higher professional fees.

Income tax expense in the fourth quarter of 2010 was RMB0.4 million ($0.06 million), representing an effective tax rate of 5.5%, as compared to income tax expenses of RMB1.6 million and an effective tax rate of 16.0% in the same period of 2009. The decrease in effective tax rate was mainly due to permanent difference due to the fact that IPO related expenses which were deductible for tax purposes were presented as a reduction of paid-in-capital that did not reduce net income for accounting purposes in accordance with US GAAP.

Net income decreased 9.8% to RMB7.4 million ($1.1 million) in the fourth quarter of 2010, compared to RMB8.2 million in the same quarter of 2009. Diluted earnings per ADS were RMB0.28 ($0.04) in the fourth quarter of 2010. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS were 24.3 million and 25.1 million, respectively. Each ADS represents four ordinary shares. The Company had approximately 103.7 million ordinary shares, representing 25.9 million ADS, outstanding as of December 31, 2010.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB11.9 million ($1.8 million) in the fourth quarter of 2010, representing a 36.8% increase from the same period of 2009. Basic and diluted non-GAAP net income per ADS for the fourth quarter of 2010 were both RMB0.48 ($0.07).

Fiscal Year 2010 Financial Performance

Full year 2010 net revenues increased 40.4% year-over-year to RMB345.6 million ($52.4 million) from RMB246.2 million in the full year of 2009. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 40.2% to RMB321.8 million ($48.8 million) in the full year of 2010 compared to RMB229.5 million in the prior year, driven primarily by 20.5% increase in test preparation course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 41.9% to RMB23.7 million ($3.6 million) in the full year of 2010, compared to RMB16.7 million in the prior year period, driven primarily by increased fees and commissions earned in relation to our study abroad consulting services and increased franchise fees.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 49.6% to RMB152.6 million ($23.1 million) in the full year 2010 compared to RMB102.0 million in the full year 2009, primarily due to larger teaching faculty and increased rental expenses related to the expansion of the Company’s network of directly operated learning centers, and costs associated with summer camps. As a result, cost of revenues represented 44.2% of net revenues in the full year 2010, up from 41.4% of net revenues in the full year 2009.

Selling and marketing expenses increased 42.7% to RMB92.2 million ($14.0 million) in the full year 2010 compared to RMB64.6 million in the prior year, primarily due to increased expenses relating to salaries and benefits (including share-based compensation of RMB2.6 million ($0.4 million)) of sales and marketing personnel, commissions to sales agents, and related rental expenses. Selling and marketing expenses represented 26.7% of net revenues, a slight increase from 26.2% in the full year of 2009.

General and administrative expenses in the full year 2010 increased 39.3% to RMB40.4 million ($6.1 million), compared to RMB29.0 million in the full year 2009, mainly due to significantly higher share-based compensation expenses of RMB 5.0 million ($0.8 million), increased professional fees, and performance-based incentive payments. As a percentage of the net revenues, general and administrative expenses remained at a stable level at 11.7 % in the full year 2010 compared to 11.8% in the full year 2009.

Operating income increased 18.9% to RMB60.3 million ($9.1 million) for the full year of 2010, from RMB50.7 million for the full year of 2009, due to combination of the above aforementioned factors. Operating margin for the full year of 2010 was 17.4%, compared to 20.6% for the full year 2009. This operating margin decrease was mainly due to the increased cost of revenues, non-cash share-based compensation expenses, and higher professional fees.

Income tax expenses for the full year 2010 were RMB7.8 million ($1.2 million), representing an effective tax rate of 12.1%, as compared to income tax expenses of RMB4.8 million and an effective tax rate of 7.9% in the year of 2009. The increase in the effective tax rate primarily related to expiration of tax-exemption status in 2009 where a wholly-owned subsidiary in China starts to subject to 7.5% income tax rate from 2010 to 2012.

Net income in the full year of 2010 increased 1.8% to RMB56.6 million ($8.6 million), compared to RMB55.6 million in the prior year. Diluted earnings per ADS were RMB2.80 ($0.42) for the full year of 2010. The Company had approximately 20.3 million weighted average diluted ADSs outstanding during the full year 2010.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB68.8 million ($10.4 million) in the full year 2010, representing a 20.7% increase from full year 2009. Basic and diluted non-GAAP net income per ADS were RMB3.48 ($0.53) and RMB3.40 ($0.52), respectively.

As of December 31, 2010, the Company had cash and cash equivalents of RMB807.6 million ($122.4 million), compared to RMB103.8 million as of December 31, 2009.

Cash flows provided by operating activities for the full year 2010 were approximately RMB99.5 million ($15.1 million) compared to RMB 84.2 million for the full year 2009. The increase was due to the continued strength of the Company’s operating results.

Deferred revenues increased to RMB88.7 million ($13.4 million) as of December 31, 2010, from RMB65.8 million as at December 31, 2009. This increase was mainly due to continued business growth.

Financial Outlook for First Quarter of 2011

The Company estimates that its net revenues for the first quarter of 2011 will be in the range of RMB71.0 million ($10.8 million) to RMB76.0 million ($11.5 million), an increase of approximately 14.5% to 22.5% over the same quarter in the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

“As we look at our overall performance in 2011, our focus on further penetrating the test preparation segment remains a high priority. We are also focused on rolling out new learning centers in kids science and after-school tutoring at an accelerated rate, particularly in the first half of the year. While this effort will likely result in higher operating expenses compared to our historic average in the coming quarters, we believe these areas of learning will be strong contributors to overall revenue and profit growth in the ensuing years to come,” concluded Mr. Zhang, founder and Chief Executive Officer.

Conference Call

The Company will hold a conference call at 8:00 pm ET on Monday, March 7, 2011, to discuss its unaudited fourth quarter and fiscal year 2010 financial results. Listeners may access the call by dialing:

US Toll Free: +1-800-860-2442

International: +1-412-858-4600

Access code: Global Education & Technology

A replay of the call will be available through March 15, 2011. Listeners may access the replay by dialing:

US Toll Free: +1-877-344-7529

International: +1-412-317-0088

Access code: 449026

A webcast will also be available through the Company’s website at http://ir.globaleducation.cn.

About Global Education

Global Education & Technology Group Ltd. (Nasdaq: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its “Global” brand, the Company also offers diversified services that span a student’s educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of December 31, 2010, the Company’s network comprised 82 directly operated and 269 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the first quarter of 2011 and the growth prospects of the Company’s business and industry. The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to anticipate and meet market demand, the growth of China’s economy and education market, uncertainties with respect to the China’s legal and regulatory environments, and other factors, including those stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s prospectus dated October 7, 2010 which was filed with the SEC and is available on the SEC’s website at www.sec.gov.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about Global Education and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Measures

To supplement Global Education’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses the following measures defined as non-GAAP financial measures: net income attributable to Global Education excluding share-based compensation expenses and fair value change in contingent consideration, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS attributable to the Company excluding share-based compensation expenses and fair value change in contingent consideration payable.

Global Education believes that these non-GAAP financial measures are useful for its management and investors to assess and analyze the Company’s core operating results as share-based compensation expense and fair value change in contingent consideration payable is not directly attributable to the underlying performance of the Company’s business operations and may not be indicative of its operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge and fair value change in contingent consideration payable that have been and will continue to be for the foreseeable future a significant recurring expense in Global Education’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company is only providing these non-GAAP performance measures in the press release, and will not incorporate into GAAP financial statements. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of Unaudited non-GAAP measures to the Most comparable GAAP measures” set forth at the end of this press release.

Contact Information

Global Education & Technology Group Ltd.

Jessica Wang
IR Senior Officer
Phone: +86 10 6212 5800 ext 302
E-mail:	ir@globaleducation.cn
jessicawang@globaleducation.cn

ICR LLC.

Michael Tieu

Phone: +86-10-6583-7509

or +1-646-328-2550

E-mail: michael.tieu@icrinc.com

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,
	2010	2009	2010
	RMB	RMB	USD
Current assets:

Cash and cash equivalents	807,589	103,777	122,362
Restricted cash	—	3,600	—
Term deposits	5,271	241,500	799
Accounts receivable, net of allowance of nil for 2009 and 2010	2,690	1,888	408
Prepaid expenses and other current assets	18,785	15,303	2,845
Deferred tax assets, current	5,721	3,097	867
Amounts due from a related party	—	10,184	—

Total current assets	840,056	379,349	127,281

Property and equipment, net	85,406	82,401	12,940
Acquired intangible assets, net	5,609	1,144	850
Goodwill	35,906	6,678	5,440
Other non-current assets	6,463	8,174	980

Total Assets	973,440	477,746	147,491

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	20,412	4,859	3,093
Deferred revenue	88,704	65,814	13,440
Accrued expenses and other current liabilities	37,945	30,188	5,749
Deferred tax liabilities, current	354	2,163	54
Tax payable	7,190	9,576	1,089

Total current liabilities	154,605	112,600	23,425

Contingent consideration payable	23,103	—	3,500
Deferred tax liabilities, non-current	2,065	711	313
Other non-current liabilities	1,275	2,354	194

Total Liabilities	181,048	115,665	27,432

Redeemable convertible preferred shares	—	238,029	—

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,
	2010	2009	2010
	RMB	RMB	USD
Shareholders’ Equity
Ordinary shares	75	39	11
Additional paid-in capital	705,927	52,126	106,959
Statutory reserves	25,605	16,847	3,880
Retain earnings	63,481	55,040	9,618
Accumulated other comprehensive income	(2,696)	—	(409)

Total Shareholders’ Equity	792,392	124,052	120,059

Total Liabilities, Redeemable Convertible Preferred Shares and Shareholders’ Equity	973,440	477,746	147,491

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the three months ended December 31,
	2010	2009	2010
	RMB	RMB	USD
Revenues
Educational programs and services	76,756	55,025	11,630
Franchise fees, study abroad consulting services and sales of books and course materials	8,232	4,211	1,247

Total revenues	84,988	59,236	12,877

Operating costs and expenses
Cost of revenues	(37,319)	(25,255)	(5,654)
Selling and marketing expenses	(27,491)	(17,655)	(4,165)
General and administrative expenses	(15,073)	(8,048)	(2,284)

Total operating costs and expenses	(79,883)	(50,958)	(12,103)

Operating income	5,105	8,278	774

Interest income	1,973	1,630	299
Foreign exchange losses, net	169	(2)	26
Consideration payable fair value change	122	—	18
Other income/(expense), net	455	(152)	68

Income before income taxes	7,824	9,754	1,185

Income tax expense	(432)	(1,558)	(65)

Net income	7,392	8,196	1,120

Accretion of convertible redeemable preferred shares	499	(5,758)	75
Income allocated to participating preferred shareholder	(148)	(2,822)	(22)

Net income/(loss) attributable to ordinary shareholders	7,743	(384)	1,173

Net income per share:
Basic	0.08	(0.01)	0.01
Diluted	0.07	(0.01)	0.01

Weighted average number of shares outstanding:

Basic	97,395,953	49,030,191	97,395,953

Diluted	100,230,106	49,030,191	100,230,106

	For the three months ended December 31,
	2010	2009	2010
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	194	58	29
Selling and marketing expenses	1,417	346	215
General and administrative expenses	2,995	137	454

Total	4,606	541	698

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the three months ended December 31,
	2010	2009	2010
	RMB	RMB	USD
General and administrative expenses	15,073	8,048	2,284
Share-based compensation expense in general and administrative expenses	2,995	137	454

Non-GAAP general and administrative expenses	12,078	7,911	1,830

Total operating costs and expenses	79,883	50,958	12,103
Share-based compensation expenses	4,606	541	698

Non-GAAP operating costs and expenses	75,277	50,417	11,405

Operating income	5,105	8,278	774
Share-based compensation expenses	4,606	541	698

Non-GAAP operating income	9,711	8,819	1,472

Operating margin	6.0%	14.0%	6.0%
Non-GAAP operating margin	11.4%	14.9%	11.4%

Net income attributable to Global Education	7,392	8,196	1,120
Share-based compensation expenses	4,606	541	698
Fair value change in contingent consideration payable	(122)	—	(18)

Non-GAAP net income attributable to Global Education	11,876	8,737	1,800

Net income per ADS attributable to Global Education - Basic (Note 1)	0.32	(0.04)	0.05
Net income per ADS attributable to Global Education - Diluted (Note 1)	0.28	(0.04)	0.04

Non-GAAP Net income per ADS attributable to Global Education - Basic (Note 1)	0.48	0.00	0.07
Non-GAAP Net income per ADS attributable to Global Education - Diluted (Note 1)	0.48	0.00	0.07

Weighted average shares used in calculating basic net income per ADS (Note 1)	97,395,953	49,030,191	97,395,953
Weighted average shares used in calculating diluted net income per ADS (Note 1)	100,230,106	49,030,191	100,230,106

Note 1: Each ADS represents four common shares

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the year ended December 31,
	2010	2009	2010
	RMB	RMB	USD
Revenues
Educational programs and services	321,848	229,491	48,765
Franchise fees, study abroad consulting services and sales of books and course materials	3,727	16,739	3,595

Total revenues	345,575	246,230	52,360

Operating costs and expenses
Cost of revenues	(152,612)	(101,976)	(23,123)
Selling and marketing expenses	(92,204)	(64,590)	(13,970)
General and administrative expenses	(40,431)	(28,968)	(6,126)

Total operating costs and expenses	(285,247)	(195,534)	(43,219)

Operating income	60,328	50,696	9,141

Interest income	7,507	5,510	1,137
Investment income	—	3,833	—
Foreign exchange losses, net	(64)	(119)	(10)
Consideration payable fair value change	(3,887)	—	(589)
Other income, net	561	461	85

Income before income taxes	64,445	60,381	9,764

Income tax expense	(7,801)	(4,778)	(1,182)

Net income	56,644	55,603	8,582

Accretion of convertible redeemable preferred shares	2,038	(22,083)	309
Income allocated to participating preferred shareholder	(14,441)	(18,699)	(2,188)

Net income attributable to ordinary shareholders	44,241	14,821	6,703

Net income per share:
Basic	0.72	0.30	0.11
Diluted	0.70	0.30	0.11

Weighted average number of shares outstanding:

Basic	61,629,049	49,030,191	61,629,049

Diluted	81,222,352	49,030,191	81,222,352

	For the year ended December 31,
	2010	2009	2010
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	636	232	96
Selling and marketing expenses	2,557	636	387
General and administrative expenses	5,043	562	765

Total	8,236	1,430	1,248

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the year ended December 31,
	2010	2009	2010
	RMB	RMB	USD
General and administrative expenses	40,431	28,968	6,126
Share-based compensation expense in general and administrative expenses	5,043	562	764

Non-GAAP general and administrative expenses	35,388	28,406	5,362

Total operating costs and expenses	285,247	195,534	43,219

Share-based compensation expenses	8,236	1,430	1,248

Non-GAAP operating costs and expenses	277,011	194,104	41,971

Operating income	60,328	50,696	9,141

Share-based compensation expenses	8,236	1,430	1,248

Non-GAAP operating income	68,564	52,126	10,389

Operating margin	17.4%	20.6%	17.5%
Non-GAAP operating margin	19.8%	21.2%	19.8%

Net income attributable to Global Education	56,644	55,603	8,582

Share-based compensation expenses	8,236	1,430	1,248

Fair value change in contingent consideration payable	3,887	—	589

Non-GAAP net income attributable to Global Education	68,767	57,033	10,419

Net income per ADS attributable to Global Education - Basic (Note 1)	2.88	1.20	0.44
Net income per ADS attributable to Global Education - Diluted (Note 1)	2.80	1.20	0.42

Non-GAAP Net income per ADS attributable to Global Education - Basic (Note 1)	3.48	1.28	0.53
Non-GAAP Net income per ADS attributable to Global Education - Diluted (Note 1)	3.40	1.28	0.52

Weighted average shares used in calculating basic net income per ADS (Note 1)	61,629,049	49,030,191	61,629,049
Weighted average shares used in calculating diluted net income per ADS (Note 1)	81,222,352	49,030,191	81,222,352

Note 1: Each ADS represents four common shares